Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 8, 2020

Re:	iConsumer Corp.

Offering Statement on Form 1-A

File No. 024-10795

Dear Ms. Ransom:

On behalf of iConsumer Corp., I hereby request qualification of the above-referenced offering statement at 12:00 noon., Eastern Time, on Wednesday, June 10, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert N. Grosshandler

Robert N. Grosshandler

President

iConsumer Corp.

Cc:	Jeanne Campanelli, Esq.

CrowdCheck Law LLP